Exhibit 22.1

PennTex Midstream Partners, LP
Subsidiaries

Company	Jurisdiction of Organization
PennTex Midstream Operating, LLC	Delaware
PennTex North Louisiana, LLC	Delaware
PennTex North Louisiana Operating 3, LLC	Delaware